HSBC Vantage5 Index
Fact Card Q1 2023

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
May 3, 2023



The **HSBC Vantage5 Index** is designed to track a strategic combination of ETFs on US and Emerging Market Equities, Bonds, Real Assets, Inflation and Cash to deliver diversified market growth potential in a low volatility index. The Index aims to achieve above average returns while guarding against a degree of losses during market downturns.

Vantage5 Performance as of 3/31/2023

1 Year Return	-5.54%
3 Year Return	4.68%
5 Year Return	0.62%
Annualized Volatility	7.58%

*Source: Bloomberg and HSBC from Aug '11 to Mar '23
See "Use of simulated returns", "Risks relating to the index" and "Important information" **Note:** All levels provided in the table prior to March 15, 2017 are simulated and must be considered illustrative only.

Strategy in brief

›› **Performance momentum** - The HSBC Vantage5 Index uses a rules-based methodology to capture performance and maximize risk-adjusted returns. Each month, the Index composition is made up of a portfolio of investment constituents based on both 3 month and 6 month historical returns to capture both long and short term market momentum. The Index also incorporates an index maintenance fee of 0.85% per annum, subtracted daily.

›› **Target 5%** - The Index methodology determines allocations from a basket of 13 ETFs and Cash to achieve a volatility target of 5%. The Index limits exposure to predefined levels on both the ETFs and the Asset Classes to avoid an over concentration in any single asset.

Strategy in brief


150%
140%
130%
120%
110%
100%
90%
HSBC Vantage5® (HSIEV5UE)
GS Momentum Builder® (GSMBMA5)
JPM Efficiente Plus DS 5 (EFPLUS5D)
+34%
+29%
+13%
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

›› **Equity universe** - The HSBC Vantage5 Index utilizes equity ETF underlyings such as PowerShares QQQ and PowerShares S&P 500 Low Volatility Portfolio (SPLV) to potentially enhance equity returns.

›› **Higher equity allocation** - The HSBC Vantage5 Index provides a greater maximum allocation to developed and emerging market equities (up to 80%) compared to some other target volatility strategies. This may increase the potential for equity out-performance.

›› **No intra-month volatility cap** - The HSBC Vantage5 Index does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.

Data from Jan '13 to Mar '23 Source: Bloomberg and HSBC See "Risks relating to the index" and "Important information" **Note:** All levels provided in the graph prior to March 15, 2017 are simulated and must be considered illustrative only.

Yearly Average Monthly Allocation – Simulated & Historical


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Q1 2023
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation
Cash

Data from Jan '12 thru Mar '23 Source: Bloomberg and HSBC See "Risks relating to the index" and "Important information"

Index constituents

Asset Class	ETF Name	Ticker	ETF Cap	Asset Cap
Developed Equities	SPDR S&P 500® ETF	SPY	40%	60%
	iShares® Russell 2000 ETF	IWM	20%	
	PowerShares S&P 500 Low Volatility Portfolio	SPLV	20%	
	PowerShares QQQ	QQQ	20%	
	iShares® MSCI EAFE Index ETF	EFA	20%	
Developed Bonds	iShares® 20+ Year Treasury Bond ETF	TLT	40%	60%
	iShares® iBoxx Investment Grade Corporate Bond ETF	LQD	40%	
	PowerShares S&P 500 Low Volatility Portfolio	SPLV	20%	
	iShares® iBoxx High Yield Corporate Bond ETF	HYG	15%	
Emerging Markets	iShares® MSCI Emerging Markets ETF	EEM	20%	30%
	iShares® JP Morgan Emerging Markets Bond ETF	EMB	10%	
Real Assets	iShares® US Real Estate ETF	IYR	20%	30%
	SPDR® Gold Shares	GLD	20%	
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Daily SOFR + a spread adjustment of 0.26161%		50%[1]	50%

1 This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.

Risks related to the index
Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- SOFR has a very limited history, and its historical performance is not indicative of its future performance.
- Any failure of SOFR to gain market acceptance could adversely affect the level of the Index.
- SOFR may be modified or discontinued, which could adversely affect the level of the Index.

Important Information
Any information relating to performance contained in these materials prior to March 15, 2017 is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of simulated returns
Any historical performance information included in this document prior to March 15, 2017 represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this document. No representation is being made that the indices will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance.
Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.
The hypothetical Index annualized volatility levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above. Actual annualized volatilities may vary materially from the information shown.
The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.
Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full Index methodology.
As of July 15, 2022, S&P Opco, LLC changed the cash element of the Index from 3-month U.S. dollar LIBOR to daily SOFR plus a spread of 0.26161%. Consequently, any hypothetical historical and historical presentation of the performance of the Index in this document represents a different cash element prior to July 15, 2022.
HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.
HSBC Vantage5 Index (the "Index") is the exclusive property of HSBC Bank plc and its affiliates, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively "S&P Dow Jones Indices"). "Calculated by S&P Custom Indices" and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc and its affiliates. S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.
HSBC Bank plc, as the index owner, makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The index calculation agent has relied on these sources and has not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.
© 2023 HSBC USA Inc. All rights reserved.